HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Svenska Handelsbanken AB)

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48279

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING___01/01/2022___ AND ENDING_____12/31/2022_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Handelsbanken Markets Securities, Inc**.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue – 17th Floor

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Sobel	**212-751-4422**	**rsobel@dfppartners.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Regen, Benz & MacKenzie, C.P.A's P.C.

(Name – if individual, state last, first, middle name)

57 West 38th Street, 3rd Floor	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

09/15/2004	**1152**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Sobel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Handelsbanken Markets Securities, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20_25_

Signature

Title:
FINOP / CFO

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

CONTENTS



RegenBenzMacKenzie

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Handelsbanken Markets Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Handelsbanken Markets Securities, Inc. (a wholly owned subsidiary of Svenska Handelsbanken AB), (a Delaware corporation) as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Handelsbanken Markets Securities, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Handelsbanken Markets Securities, Inc.'s management. Our responsibility is to express an opinion on Handelsbanken Markets Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Handelsbanken Markets Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The information contained in Schedules I, II and III, has been subjected to audit procedures performed in conjunction with the audit of Handelsbanken Markets Securities, Inc.'s financial statements. The supplemental information is the responsibility of Handelsbanken Markets Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Regen, Benz & MacKenzie, CPA's P.C.

Regen, Benz & MacKenzie, CPA's PC

We have served as Handelsbanken Markets Securities, Inc.'s Auditor since 2022.

New York, New York

February 23, 2023

HANDELSBANKEN MARKETS SECURITIES, INC.

(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Cash and cash equivalents	$	8,922,264
Other assets		21,328
Property and equipment, net		27,932
	$	8,971,524

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Due to parent	$	89,122
Due to affiliates		123,242
Accounts payable and accrued expenses		460,372
Total liabilities		672,736

Stockholder's Equity

Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	18,099,990
Accumulated deficit	(9,801,212)
Total stockholder's equity	8,298,788
$	8,971,524

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

NOTES TO FINANCIAL STATEMENTS
December 31, 2022

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1. Nature of business and summary of significant accounting policies

Nature of Business

Handelsbanken Markets Securities, Inc. (the "Company"), a wholly-owned subsidiary of Svenska Handelsbanken AB (the "Parent"), was incorporated in the State of Delaware on January 9, 1995. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages primarily in equity brokerage services.

The Company acts as a chaperoning broker-dealer pursuant to Rule 15a-6 for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executed and cleared all of these foreign trades through the Parent and affiliates which are settled on a delivery versus payment basis. Effective August 1, 2019, the Parent and Company entered into a cost plus agreement where the Company is compensated 110% of its operating expenses in lieu of commissions. Such revenue is described as management brokerage service in the accompanying statement of operations.

The Company does not carry securities accounts for customers or perform custodial functions relating to the customers' securities.

Cash and Cash Equivalents

The Company considers its holdings in bank money market accounts to be cash equivalents.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Management Brokerage Service

Revenue is earned through the reimbursement of all operating expenses of the Company plus a mark-up of 10% under the service agreement with the Parent. Revenue is recognized and the performance obligation is satisfied when the underlying expenses have been incurred.

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

NOTES TO FINANCIAL STATEMENTS
December 31, 2022

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1. Nature of business and summary of significant accounting policies (continued)

Research Income

The Company compiles and distributes financial equity research reports to investment advisory institutions and financial business entities. Revenues are earned from direct billing related to the distribution of these reports. The Company believes that the date of distribution is the appropriate point to recognize revenue related to direct research, because that is when their performance obligation is satisfied, the pricing is agreed upon, and the benefit of information contained within the reports is available to the customer.

Advisory Fee Income

The Company provides advisory services by facilitating corporate debt deals sourced by the New York branch. Revenue is generally recognized at the point in time that performance obligations under the contract are satisfied (the closing date of the transaction). Further, under some customer contracts, the Company provides advisory services on a daily basis. The Company believes the performance obligation for providing these advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a contractually agreed upon rate. Fees are received in accordance with the timeframe defined in each individual contract and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, if any. At December 31, 2022, the Company had Fee receivables of $9,650 presented within Other assets on the Statement of Financial Condition.

Allowance for Credit Losses

In accordance with ASC Topic 326, Financial Instruments - Credit Losses, certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company's expectation is that the credit risk associated with fees receivable is that any client with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the fees receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of and for the year ended December 31, 2022.

Fair Value of Financial Instruments

At December 31, 2022, the carrying value of the Company's financial instruments, fees receivable, due to parent, and due to affiliates approximate their fair values due to the nature of their short term maturities.

HANDELSBANKEN MARKETS SECURITIES, INC.

(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

NOTES TO FINANCIAL STATEMENTS
December 31, 2022

---

1. Nature of business and summary of significant accounting policies (continued)

Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation. Depreciation is recognized based on the straight-line method over the estimated useful lives of the assets. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5-7 years	Straight-line
Computer equipment	5 years	Straight-line

Property and equipment, net includes computer equipment of $148,085 and furniture and fixtures of $271,191 as of December 31, 2022. As of December 31, 2022, the accumulated depreciation was $391,344, with a net book value of $27,932.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

NOTES TO FINANCIAL STATEMENTS
December 31, 2022

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1. Nature of business and summary of significant accounting policies (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital requirement, pursuant to SEC Rule 15c3-1, which requires minimum net capital of $250,000. At December 31, 2022, the Company's net capital was approximately $8,250,000, which was approximately $8,000,000 in excess of its minimum net capital requirement of $250,000.

3. Income taxes

As of December 31, 2022, the Company had U.S. federal net operating loss ("NOL") carryforwards of approximately $10,250,000 which are available to reduce future taxable income. The federal NOL carryforwards of approximately $4,119,000 will expire through 2037. The federal NOL of approximately $6,131,000 can be carried forward indefinitely but limited to offset 80% of taxable income.

The Company's income and expenses for the New York State and New York City income tax returns are included within the filings of the Parent's combined tax return. The Parent allocates consolidated amounts of current and deferred tax expense to the Company with respect to these tax filings.

2022 Deferred tax asset, net:		
NOL	$	2,152,428
Severance	$	39,565
Vacation	$	7,644
Depreciation	$	(5,866)
	$	2,193,771
Valuation Allowance		(2,193,771)
	$	-

The Company's taxes are subject to examination for the years ended 2019 through 2022.

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Svenska Handelsbanken AB)

NOTES TO FINANCIAL STATEMENTS
December 31, 2022

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4. Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of the brokers and dealers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation for up to $250,000 per institution. At December 31, 2022, the Company had cash balances of $8,672,264 in excess of federally insured limits. The Company is subject to credit risk to the extent any financial institutions with which it conducts business is unable to fulfill contractual obligations on its behalf.

5. Related party transactions

The Parent and Company has a cost plus agreement where the Company is compensated 110% of its operating expenses. The Company has a payable to its Parent related to this agreement of approximately $89,000 as of December 31, 2022.

Pursuant to a service agreement between the Company and Svenska Handelsbanken New York Branch (the "Branch"), an affiliate, the Branch allocates expenses to the Company based on expenses incurred by the Branch on behalf of the Company related to its daily operations. The Company has an amount due to affiliates of approximately $123,000 at December 31, 2022, representing both allocated and other expenses paid by the Branch, principally for December2022.

6. Employee benefit plan

Money Purchase Plan

The Company maintains a money purchase plan (the "Plan") which covers all current employees. Annual contributions to the Plan are at the sole discretion of the Company. During the year, the Company contributed 10% of each employee's annual salary, up to a maximum of $31,000 per employee, to the Plan.

7. Subsequent events

The Company has evaluated subsequent events through the date of issuance of these financial statements, February 23, 2023. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed to the financial statements.